UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Congoleum Corp  A
(Name of Issuer)

Class A
(Title of Class of Securities)

207195108
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 207195108		13G			PAGE 1 OF 4 PAGES

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Kestrel Investment Management Corporation
  94-3173193

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) [ ]
(B) [ ]
	N/A

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

Number of	 (5)	SOLE VOTING POWER		135,000
Shares		(6)	SHARED VOTING POWER		None
Beneficially	(7)	SOLE DISPOSITIVE POWER		287,600
Owned by each	(8)	SHARED DISPOSITIVE POWER	None
Reporting
Person With

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  287,600
10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*  N/A
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  6.7%
12)	TYPE OF REPORTING PERSON*
	IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 207195108		13G			PAGE 2 OF 4 PAGES


ITEM 1(a)	NAME OF ISSUER
  Congoleum Class A
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
  3705 Quakerbridge Road
  Mercerville, NJ  08619-0127
Item 2(a)	NAME OF PERSON FILING
  Kestrel Investment Management Corporation
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
RESIDENCE
  411 Borel Ave., Suite 403
  San Mateo, CA  94402
Item 2(c)	CITIZENSHIP OR PLACE OF ORGANIZATION
  California
Item 2(d)	TITLE OF CLASS OF SECURITIES
  CLASS A
Item 2(e)	CUSIP NUMBER
  207195108
Item 3	(e)	/x/ Investment Adviser registered under Section 203
of the Investment Advisers Act of 1940
Item 4	Ownership
(a) Amount Beneficially Owned:
  287,600
Item 4(b)	Percent of Class:
  6.7%

CUSIP No. 207195108		13G			PAGE 3 OF 4 PAGES

Item 4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:135,000
(ii)	shared power to vote or to direct the vote:  N/A
(iii)	sole power to dispose or to direct the disposition
of:			 287,600
(iv) shared power to dispose or to direct the disposition
of:  N/A
(v)
Item 5	Ownership of Five Percent or Less of a Class
  N/A
Item 6	Ownership of more than five percent on behalf of another
person.
	Kestrel Investment Management Corporation is an Investment Advisor and in such capacity acquired the securities on behalf of its Advisor clients. No single client's interest relates to more than 5% of the class.
Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:	N/A

Item 8	Identification and Classification of Members of the
  Group:  N/A
Item 9	Notice of Dissolution of Group:	N/A
Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 1, 1998
Date


Signature:




David J. Steirman
President


CUSIP No. 207195108		13G			PAGE 4 OF 4 PAGES